October 12, 2007

Mark P. Shuman
Branch Chief - Legal
United States Securities and Exchange Commission
Mail Stop 4-6
Washington, D.C. 20549

Re:	NeoMedia Technologies, Inc.
Amendment No. 4 to Registration Statement on Form S-3
Filed August 15, 2007
File No. 333-137227

Dear Mr. Shuman:

This letter has been prepared in response to your request for NeoMedia Technologies, Inc. to respond to the staff’s comments in the letter dated September 19, 2007 with respect to the Amendment No. 4 to the Registration Statement on Form S-3 filed August 15, 2007 by NeoMedia Technologies, Inc.

Form S-3/A

General

Comment 1:	Please update your incorporation by reference section and other information in the prospectus, as appropriate.

Response:	We have updated the incorporation by reference section and other information in the prospectus.

Comment 2:
Please refer to prior comment 2 from our letter dated July 12, 2007. We note your reference to the factors set forth in Telephone Interpretation D.29 that the staff has identified as useful in determining whether a purported secondary offering is really a primary offering. However, we find your analysis regarding a stockholder that has been almost the exclusive source of external financing to you since 2003 and is currently eligible to acquire approximately 50% of your currently outstanding common stock (at various discounts to then prevailing trading price of your stock) unpersuasive.

We also note from the calculation of shares outstanding held by non-affiliates provided in your response letter that you have 682,213,321 shares outstanding held by non-affiliates. However, in response to prior comment 1 from our letter dated October 11, 2006, you calculated public float as of July 31, 2006 (i.e., outstanding common stock less shares held by affiliates) to be 579,097,763 shares. As noted in our prior comment, it is unclear why you believe that the calculation of shares held by non-affiliates should take into accounts events (i.e., departures of officers and directors) that have occurred during the pendency of this registration statement. Specifically, please tell why you believe the shares held by Messrs. William E. Fritz, Martin Copus, A. Hayes Barclay, and Charles Jensen should not be considered “shares held by affiliates” in the calculation of percentage of shares being registered in behalf of Cornell Capital and its affiliates.
Response:
In order to avoid any confusion about events that have occurred during the pendency of this registration, such as hiring and departure of officers and directors, and issuance of additional restricted shares to selling shareholders, we have recalculated the public float as of September 11, 2006, the date the original registration was filed. As of that date, public float was 595,416,839 shares. We have limited the shares being registered on behalf of Cornell Capital Partners to 196,000,000, or 32.9% of the public float, which is less than the 33% prescribed by Rule 415. Public float was calculated as follows:

Total shares outstanding as of September 11, 2006	654,815,535

Less shares beneficially owned by affiliates as of September 11, 2006:
William E. Fritz	(47,110,944)
Charles W. Fritz	(9,640,766)
James J. Keil	(2,342,619)
David A. Dodge	—
A. Hayes Barclay	(5,000)
Charles T. Jensen	(1,500)
Martin N. Copus	(297,867)
Shares held by non-affiliates	595,416,839
x 33%
33% of non-affiliate shares outstanding as of September 11, 2006	196,487,557

Comment 3:
We also note that all shares being registered for resale on behalf of Thornhill Capital, LLP were acquired or eligible to be acquired upon exercise of warrants issued in connection with your various financing transactions with Cornell Capital Partners. Please tell us the relationship between this stockholder and Cornell Capital and provide us with detailed analysis as to why the shares being offered on behalf of this stockholder should not be included in the calculation of percentage of shares being registered on behalf of Cornell Capital and its affiliates.

Response:
The Company is not aware of any relationship between Thornhill Capital, LLP and Cornell Capital Partners. Cornell Capital Partners has confirmed this to the Company. As stated in the registration statement, Thornhill Capital LLP is a consultant to NeoMedia providing strategic advice related to mergers, acquisitions, and financings. Thornhill Capital LLP’s stock ownership should not be included in the shares being registered on behalf of Cornell Capital Partners as there is no relationship between the two parties as confirmed by Thornhill Capital LLP and Cornell Capital Partners.

Selling Stockholders, page 22

Comment 4:
Please refer to prior comment 3 from our letter dated July 12, 2007. We note from you response to the prior comment that your revised agreements with Cornell give Cornell “the right to allocate the number of shares being registered in their name in this registration [statement].” We also note that the revised selling stockholder table does not specify the shares underlying specific securities being registered for resale by Cornell (e.g., those underlying a certain number of outstanding Series C Convertible Preferred Stock, a certain amount of a specific convertible debenture, or a specific warrant). Please revise your disclosure to identify with specificity the shares being registered for resale by Cornell (similar to that provided in footnotes (3), (6), (13), (14), (16) and (17) for other of the selling stockholders).

Response:	We have revised the table, footnotes, and related disclosures accordingly to reflect the specific securities that the common shares being registered on behalf of Cornell Capital Partners underlie.

Comment 5:
Please refer to prior comment 4 from our letter dated July 12, 2007. We note that Item 507 requires disclosure of both the amount of a class of securities to be beneficially owned after the offering, as well as the percentage of ownership (if greater than 1%). Please revise your table accordingly. Please also revise your table to disclose the total number of shares beneficially owned by Cornell and simply note the beneficial ownership cap in your footnote disclosure.

Response:
We have revised the table to appropriately reflect the number of securities to be beneficially owned after the offering. We have added a footnote to disclose the number and percentage of shares of common stock that Cornell Capital Partners would own immediately before and immediately after the offering if the Series C convertible preferred stock, the secured convertible debentures, and the warrant agreements did not contain a 4.99% ownership limitation.

Very truly yours,

/S/ William J. Hoffman

William J. Hoffman
Chief Executive Officer